SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of May, 2009

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kackertstrasse
D-52072 Aachen
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On May 26, 2009, GAM (UK) Limited, London, England has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON AG, Aachen, Deutschland, ISIN: DE000A0WMPJ6, WKN: A0WMPJ, have fallen below the 3% limit of the Voting Rights on May 21, 2009 and now amount to 2.96% (this corresponds to 2688865 Voting Rights). According to Article 22, Section 1, Sentence 1, No. 6 WpHG in conjunction with § 22, Section 1, Sentence 2 of the WpHG, 2.96% of the Voting Rights (this corresponds to 2688865 Voting Rights) is to be attributed to the company.

On May 26, 2009, GAM Holding AG, Zurich, Switzerland has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON AG, Aachen, Deutschland, ISIN: DE000A0WMPJ6, WKN: A0WMPJ, have fallen below the 3% limit of the Voting Rights on May 21, 2009 and now amount to 2.96% (this corresponds to 2688865 Voting Rights). According to Article 22, Section 1, Sentence 1, No. 6 WpHG in conjunction with § 22, Section 1, Sentence 2 of the WpHG, 2.96% of the Voting Rights (this corresponds to 2688865 Voting Rights) is to be attributed to the company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	May 27, 2009	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO